Proteon Therapeutics, Inc.

200 West Street

Waltham, MA 02451

December 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                        Joseph McCann

Re:                          Proteon Therapeutics, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-230285)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Proteon Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-230285), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter. The Registration Statement was initially filed with the Commission on March 14, 2019.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold.  The Registrant has decided not to pursue the offering due to market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for any future use.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have any questions with respect to this matter, please contact Tara R. McElhiney of Morgan, Lewis & Bockius LLP at (713) 890-5732.

[Remainder of page intentionally left blank]

Very truly yours,

Proteon Therapeutics, Inc.

By:	/s/ George Eldridge
George Eldridge,
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

CC:	Timothy P. Noyes, Proteon Therapeutics, Inc.
Julio E. Vega, Morgan, Lewis & Bockius LLP
Tara R. McElhiney, Morgan, Lewis & Bockius LLP
Zachary E. Zemlin, Morgan, Lewis & Bockius LLP

[Proteon Therapeutics, Inc. — Signature Page to Registration Withdrawal Request]